UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENVIVIO, INC.

(Name of Subject Company (Issuer))

Cindy Acquisition Corp.

a direct wholly owned subsidiary of

Ericsson Inc.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per Share

(Titles of Classes of Securities)

29413T106

(CUSIP Number of Class of Securities)

John Moore, Esq.
Ericsson Inc.
6300 Legacy Drive
Plano, TX 75024

Tel: (972) 583-0572

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

With a Copy to:

Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer for the outstanding common stock of Envivio, Inc. (“Envivio”) by Cindy Acquisition Corp. (the “Purchaser”), a direct wholly owned subsidiary of Ericsson Inc. (“Ericsson”). Attached is the press release issued by Ericsson on September 10, 2015.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Envivio common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Envivio will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended or supplemented from time to time, will contain important information that should be read carefully before any decision is made with respect to the tender offer. Once filed, stockholders of Envivio will be able to obtain copies of these documents at no expense to them by directing a request to Ericsson, Investor Relations, +46 10 719 00 00 or email: investor.relations@ericsson.com. In addition, the tender offer documents will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description

99.1	Press Release, dated September 10, 2015.

2